UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.    )

AGILETHOUGHT, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00857F100
(CUSIP Number)

Roberto Langenauer Neuman
Av. Vasco de Quiroga No. 3880 - 2nd fl.
Lomas de Santa Fe
Cuajimalpa, 05348, Mexico City, Mexico
Tel: +52 (55) 5292 3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Nexxus Capital Private Equity Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,775,116
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,775,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,775,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the irrevocable trust No. F/173183
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,237,261
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,237,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,237,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Roberto Langenauer Neuman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,012,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,012,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,012,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Arturo José Saval Pérez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,012,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,012,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,012,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  Security and Issuer.
This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of AgileThought, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 222 W. Las Colinas Blvd., Suite 1650E, Irving, Texas 75039.
Item 2.  Identity and Background
(a)          This statement is filed by (i) Nexxus Capital Private Equity Fund VI, L.P., a limited partnership formed under the laws of Ontario, Canada ("NCPEF"), (ii) Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the irrevocable trust No. F/173183, a trust organized under the laws of Mexico (the "Trust", and together with NCPEF, the "Nexxus Funds"), (iii) Roberto Langenauer Neuman, a citizen of Mexico, and (iv) Arturo José Saval Pérez, a citizen of Mexico (collectively, with the Nexxus Funds and Mr. Langenauer, “Reporting Persons”).
(b)          The business address of NCPEF, Roberto Langenauer Neuman and Arturo José Saval Pérez  is Av. Vasco de Quiroga No. 3880 — 2nd fl., Lomas de Santa Fe, Cuajimalpa, 05348, Mexico City, Mexico. The business address of the Trust is Bosque de Duraznos No. 75 PH, Bosques de las Lomas, 11700, Mexico City, Mexico.
(c)          The principal business of the Trust is to hold the securities reported herein and interest in other portfolio companies of the Trust.  The principal business of NCPEF is investing in securities.  Nexxus Capital Administrador VI, S.C. serves as the manager of the Nexxus Funds and other affiliated entities.  Nexxus Capital, S.A.P.I. DE C.V. serves as the sole owner of Nexxus Capital Administrador VI, S.C.  The principal business of each of Messrs. Langenauer and Saval is serving as the control persons and managers of Nexxus Capital Administrador VI, S.C.  Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons.
(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          See Item 2(a) above for place of organization or citizenship of each of the Reporting Persons.
Item 3.  Source and Amount of Funds or Other Consideration
The securities reported herein as beneficially owned by the Nexxus Funds were acquired pursuant to an Agreement and Plan of Merger, dated effective as of May 9, 2021, as amended from time to time (as amended or modified from time to time, the “Merger Agreement”), by and among AgileThought, Inc., a Delaware corporation (“Legacy AT”), LIV Capital Acquisition Corp., a Cayman Islands exempted company (“LIVK”), pursuant to which LIVK domesticated as a Delaware corporation and Legacy AT merged with and into LIVK, whereupon the separate corporate existence of Legacy AT ceased and LIVK was the surviving corporation (LIVK subsequently changed its name to AgileThought, Inc., the Issuer) (the “Business Combination”). The Business Combination closed on August 23, 2021 (the “Closing”). Pursuant to the terms of the Merger Agreement, the owners of common stock of Legacy AT prior to the Closing received shares of Class A Common Stock of the Issuer held by them immediately prior to the Closing pursuant to the terms of the Merger Agreement. In the Business Combination, the Trust acquired 5,237,261 shares of Class A Common Stock and NCPEF acquired 4,775,116 shares of Class A Common Stock.

The common stock of Legacy AT held by the Nexxus Funds immediately prior to the closing were acquired: (i) upon an exchange of Second Lien term loans held by them pursuant to the terms of a conversion agreement; and (ii) by equity contributions.
Item 4.  Purpose of Transaction.
The Reporting Persons hold the Class A Common Stock for investment purposes, subject to the below. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.
The Reporting Persons intend to review on a continuing basis the investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.
Each of Roberto Langenauer Neuman and Arturo José Saval Pérez is a member of the Board. In such capacity, each may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Except as described in this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5.  Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.  Calculations of the percentage of Class A Common Stock beneficially owned assumes that there are a total of 50,473,514 shares of Class A Common Stock outstanding as of March 25, 2022, as reported in the Annual Report on Form 10-K filed by the Issuer on March 31, 2022.
(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Class A Common Stock.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons on this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On August 23, 2021, the Issuer, LIV Capital Acquisition Sponsor, L.P., Legacy AT's sponsor, and the other parties thereto, including the Nexxus Funds, entered into an amended and restated Registration Rights Agreement (the “Registration Rights Agreement”) that provides the parties thereto with customary registration rights, including “demand” and “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Exchange Act of 1934.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Registration Rights Agreement, a copy of which was attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 26, 2021, and is incorporated herein by reference.

New Second Lien Facility

On November 22, 2021, the Issuer entered into a new Second Lien Facility (the “New Second Lien Facility”) by and among the Issuer, AgileThought Mexico, S.A. DE C.V., AN Global LLC and other subsidiaries of the Issuer as loan parties, entities affiliated with the Nexxus Funds and other lenders identified therein, GLAS USA LLC, as administrative agent, and GLAS AMERICAS LLC, as collateral agent. The New Second Lien Facility is secured by a second lien on substantially all of the Issuer's assets and provides for a term loan facility in an initial aggregate principal amount of approximately $20.1 million, accruing interest at a rate per annum equal to approximately 11%. The Second Lien Facility has an original maturity date of March 15, 2023. If the Credit Facility of the Issuer with Monroe Capital Management Advisors, LLC (the “Senior Credit Facility”) remains outstanding on December 15, 2022, the maturity date of the New Second Lien Facility will be extended to May 10, 2024.

Each lender under the Second Lien Facility has the right, but not the obligation, to convert all or any portion of its outstanding loans into Class A Common Stock of the Issuer on or after December 15, 2022 or earlier, upon request of the Issuer or after the closing time of the first underwritten public offering of Class A Common Stock of the Issuer following the closing of the New Second Lien Facility, at a conversion price equal to the closing price of one share of the Class A Common Stock on the trading day immediately prior to the conversion date, provided that Issuer has received from NASDAQ an interpretation of the applicable listing standards of NASDAQ indicating that conversion at such price would not require shareholder approval. On December 30, 2021, the Issuer entered into a registration rights agreement by and among the Issuer and each of the holders identified therein, with respect to the resale of any shares of Class A Common Stock issued pursuant to conversion of the loans. Unless the Issuer receives shareholder approval pursuant to applicable Nasdaq rules, the amounts outstanding under the New Second Lien Facility will only convert into up to 2,098,545 shares of the Issuer's Class A Common Stock (approximately 5% of the Issuer's currently outstanding shares) and will only convert at a price per share equal to the then-current market value.

As of the date hereof, under the New Second Lien Facility, NCPEF has loaned the Issuer an aggregate of MXN$71,524,491.12 and the Trust has loaned the Issuer an aggregate of MXN$78,446,203.

The foregoing description of the New Second Lien Facility does not purport to be complete and is subject to, and qualified in its entirety by, reference to the New Second Lien Facility, a copy of which was attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 30, 2021, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.
Exhibit A	Joint Filing Agreement by and among the Reporting Persons (filed herewith).
Exhibit B
Amended and Restated Registration Rights Agreement, dated as of August 23, 2021, AgileThought, Inc., LIV Capital Acquisition Sponsor, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 26, 2021).

Exhibit C
Credit Agreement, dated November 22, 2021, by and among the Issuer, AN Extend, S.A. de C.V., AN Global LLC, certain other loan parties party thereto, the various financial institutions party thereto, GLAS USA LLC and GLAS Americas LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 30, 2021).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 12, 2022
NEXXUS CAPITAL PRIVATE EQUITY FUND VI, L.P.

By:	/s/ Arturo José Saval Pérez
Name: Arturo José Saval Pérez
Title: Attorney-in-Fact

By:	/s/ Roberto Langenauer Neuman
Name: Roberto Langenauer Neuman
Title: Attorney-in-Fact

BANCO NACIONAL DE MÉXICO, S.A., MEMBER OF GRUPO FINANCIERO BANAMEX, DIVISIÓN FIDUCIARIA, IN ITS CAPACITY AS TRUSTEE OF THE IRREVOCABLE TRUST NO. F/173183

By:	/s/ Arturo José Saval Pérez
Name: Arturo José Saval Pérez
Title: Attorney-in-Fact

By:	/s/ Roberto Langenauer Neuman
Name: Roberto Langenauer Neuman
Title: Attorney-in-Fact

ROBERTO LANGENAUER NEUMAN

By:	/s/ Roberto Langenauer Neuman

ARTURO JOSÉ SAVAL PÉREZ

By:	/s/ Arturo José Saval Pérez

[AgileThought, Inc. – Schedule 13D]

ANNEX A
The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of each of the Nexxus Funds are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Arturo José Saval Pérez	Managing Director & Chairman	Av. Vasco de Quiroga No. 3880 - 2nd fl. Lomas de Santa Fe, Cuajimalpa, 05348 Mexico City, Mexico	Mexican
Roberto Langenauer Neuman	Managing Director & CEO	Av. Vasco de Quiroga No. 3880 - 2nd fl. Lomas de Santa Fe, Cuajimalpa, 05348 Mexico City, Mexico	Mexican
Alejandro Gorozpe Bárbara	Managing Director & CFO	Av. Vasco de Quiroga No. 3880 - 2nd fl. Lomas de Santa Fe, Cuajimalpa, 05348 Mexico City, Mexico	Mexican
Except as set forth in this Schedule 13D, none of the Covered Persons beneficially owns any shares of Class A Common Stock.